Exhibit (a)(2)

200 East Randolph Drive

Chicago, IL 60601

May 11, 2012

Dear Stockholder:

I am writing to you on behalf of the board of directors (the “Board”) of Jones Lang LaSalle Income Property Trust, Inc. (the “Company”) to caution you about another tender offer being made for your shares at an again unreasonably low share price.

As you may be aware, Coastal Realty Business Trust, CMG Partners, LLC, CMG Legacy Growth Fund, LLC, CMG Legacy Income Fund, LLC and CMG Income Fund II, LLC (collectively, “Coastal”), entities deemed to be controlled by MacKenzie Patterson Fuller, LP (together with Coastal, “MPF”) has made an unsolicited tender offer (the “MPF Offer”) to stockholders to purchase up to 210,000 shares of the Company’s common stock, $.01 par value per share (the “Shares”) at a price of $30.50 per Share. As with previous offers, this price is significantly below the current net asset value (“NAV”) per Share (which was reported to be $55.27, as of March 31, 2012) and also well below what the Board believes would be a fair liquidation value per Share if the Company were liquidated over time. You may have already received materials from MPF about its offer and may also have seen that information on a Schedule TO filed by MPF with the Securities and Exchange Commission (the “SEC”) on May 4, 2012.

The Board has carefully evaluated the terms of the MPF Offer and believes that:

•	The price offered by MPF substantially undervalues both the liquidation value of the Shares as well as the intrinsic long-term value of the Shares;

•	The MPF Offer represents an attempt by MPF to catch current holders off-guard and accept an unreasonably low price for their Shares; and

•	MPF is in the business of making a profit from these types of below-market tender offers.

The Board, taking into consideration what it believes to be an unreasonably low offer price, unanimously recommends that you reject the Offer and not tender your Shares.

However, each stockholder must evaluate whether to tender its Shares to MPF pursuant to the MPF Offer and the Board recognizes that an individual stockholder may have immediate and urgent liquidity needs that cannot be met in other ways that factor into his/her consideration as to whether to accept the MPF Offer. Set forth below are (1) the material factors contributing to the Board’s decision to recommend that you reject the MPF Offer and (2) information relating to the Company’s current liquidity situation and its per Share NAV that you should consider in deciding whether you wish to accept or reject the MPF Offer.

Material Factors Contributing to the Board’s Decision to Recommend that You Reject the MPF Offer

The Company is required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations under it, to inform you of its position, if any, with respect to the MPF Offer. In reaching the conclusions and in making the recommendation described below, the Board: (1) consulted with LaSalle Investment Management, Inc., the Company’s investment advisor (the “Advisor”); (2) reviewed the terms and conditions of the MPF Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; (4) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business, financial condition, portfolio of properties and future prospects; and (5) the fact that MPF regularly engages in below market tender offers. The following are the material factors contributing to the Board’s decision to recommend that you reject the MPF Offer:

(i)	MPF states that the MPF Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that it was “motivated to establish the lowest price which might be acceptable” to the Company’s stockholders. MPF acknowledges that the offer price was established based on MPF’s objectives and not necessarily in the best financial interest of you and the other Company stockholders.

(ii)	Although MPF acknowledges that MPF has not made an independent appraisal of the Shares or the Company’s properties, and that MPF is not qualified to appraise real estate, MPF explains that it has arrived at the $30.50 per share offer price by applying a liquidity discount to its calculation of the Company’s estimated liquidation value, and that it expects to make “a profit by holding on to the Shares until the [Company] is liquidated, hopefully at close to the full” estimated liquidation value. MPF provides no analysis with respect to how it arrived at an approximately 45% “liquidity discount.”

(iii)	In keeping with the Company’s commitment to provide returns to stockholders, the Company paid a distribution of $0.55 per Share to stockholders on each of November 7, 2011 and March 29, 2012. On April 26, 2012, the Company declared a distribution of $0.55 per Share to stockholders of record as of June 29, 2012, payable on August 3, 2012. Stockholders will not receive this dividend on August 3, 2012 should they sell their Shares to MPF pursuant to the MPF Offer.

(iv)	As you may be aware, this is MPF’s fourth tender offer for Shares, each of which have been significantly below the NAV per share estimated by the Company. The Company’s board of directors has recommended that you reject each such offer as the offers have not been anywhere near the NAV per Share.

(v)	As of March 31, 2012, as reflected in the Company’s publicly filed SEC documents, the per Share NAV of the Company was $55.27, significantly above the proposed $30.50 per Share that MPF is offering. NAV is determined as follows: (A) the aggregate fair value of (1) the Company’s interests in real estate investments, plus (2) all other assets of the Company, minus (B) the aggregate fair value of the Company’s indebtedness and other outstanding obligations as of the determination date. As we have disclosed to you, conditions in the real estate markets over the past few years have led to the suspension of the Company’s existing share repurchase plan. The existing share repurchase plan had provided a measure of liquidity to stockholders. While it is not certain at this time when conditions will improve to an extent that would permit the resumption of the existing share repurchase plan, the Company believes that the Shares’ NAV is a more accurate depiction of the current value of the Company’s Shares than the $30.50 price offered by MPF. MPF’s offer price represents an almost 45% discount to current NAV per Share.

(vi)	In connection with the organization of the Company, the Advisor committed to maintain a $10.2 million investment in the Company for the shorter of ten years or until the Advisor is no longer associated with the Company. The Advisor has advised the Board that, even if it were not committed to maintaining its investment in the Company, it would not tender its Shares in the MPF Offer as it believes that the $30.50 offer price does not reflect the current liquidation value for the Shares and it believes that holding the Shares will ultimately yield a significantly greater value for stockholders than the price offered by MPF in the MPF Offer.

(vii)	Affiliates of both the Sponsor and Advisor have publically stated their intention to make an additional $50 million investment in the Company by acquiring additional Shares in the near future at the then NAV per Share, which they believe represents a true and accurate valuation of the Company’s assets and liabilities.

(viii)	The Company remains committed to providing liquidity to its stockholders at a time and in a manner that are in the best interests of the Company and its stockholders. The Company intends to conduct a continuous offering on a “best efforts” basis of up to $3 billion in any combination of two new classes of common stock designated as Class A and Class M common stock, the proceeds of which the Company may use to, among other things, provide greater liquidity to its existing stockholders. The Company filed a registration statement for the public offering with the SEC on November 14, 2011, which is subject to revision based on review and comment by the regulatory bodies, and on January 20, 2012, the stockholders voted in favor of an amendment to the Company’s charter to change the Company’s currently outstanding, unclassified shares of common stock into shares of Class E common stock which will automatically convert in the future into shares of Class M common stock. Following the commencement of the proposed public offering, the Company intends to maintain a new share repurchase plan applicable to the two new classes of shares that will have less restrictive limitations than its existing share repurchase plan, which has been inactive since December 2008. The new share repurchase plan would allow holders of shares of either of the two new classes of stock to have their shares repurchased on a daily basis at a price based on that day’s NAV per share, subject to certain limitations, including the satisfaction of a one-year holding period which, for holders of Class E common stock, will begin one year after the commencement of the public offering when the Class E common stock converts to Class M common stock.

(ix)	MPF has engaged a depositary for the MPF Offer that is an affiliate of MPF. As a result, there is no independent third party holding funds of MPF for payment of the MPF Offer price that can independently verify that such funds are available for payment, and MPF may have access to the Shares tendered by stockholders before all conditions to the MPF Offer have been satisfied and tendering holders have been paid.

(x)	MPF has a history of engaging in these types of below-market tender offers. In recent years, MPF has routinely conducted tender offer solicitations to REIT shareholders for purchase prices far below any semblance of the shares’ actual worth. In 2011 alone, MPF made 17 tender offer solicitations which required the filing of a Schedule TO with the SEC.

While there can be no assurance as to the actual long term value of the Shares, as such value is dependent on a number of factors, including general economic conditions and the other factors discussed below under “Cautionary Note Regarding Forward-Looking Statements”, based on the information currently available to it, the Board believes the offer price to be unreasonably low and that acceptance of the MPF Offer could result in the stockholder receiving much less for their Shares than they otherwise might over time.

Information Relating to the Company’s Current Liquidity Situation and its Per Share NAV

As you consider the MPF Offer, we think it is important for you to consider the following information relating to the Company’s current liquidity situation and per Share NAV:

(i)	Given the uncertain economic climate and extraordinary conditions in the commercial real estate industry, management has made it a priority to implement a cash conservation strategy designed to strengthen the Company’s balance sheet and protect the value of the Company’s assets over the longer term. These actions are designed to enable the Company to weather the current crisis and emerge in a position to realize the full value of its portfolio investments. Through the establishment of cash reserves, management aims to equip the Company with sufficient resources to address the portfolio’s fluctuating working capital needs, future capital expenditures, existing loan amortizations, and nearer-term debt maturities until market conditions stabilize. Several actions have been taken toward this objective, including reductions in the management fee, reductions in discretionary expenditures, the suspension of the redemption of Shares through tender offers and selected property sales. The combination of these efforts has strengthened the Company’s balance sheet and moved the Company into an improved cash position—at March 31, 2012, the accumulated a cash balance at the Company level was approximately $19.9 million.

(ii)	The Company will continue to monitor the broader economic environment and, as best it can, seek to mitigate the impacts of any weakening property fundamentals on our portfolio. The duration and magnitude of the recent recession exceeded expectations and historical precedents causing even some of the most conservative and defensive investment strategies to underperform. The Company will continue to be responsive to changes in market conditions that may require the Company to adopt a more defensive posture in the management of its balance sheet. These defensive tactics may include, but not be limited to, additional dispositions of non-strategic properties, renegotiation of debt and joint venture agreements, establishing cash reserves for future capital needs and the suspension of the redemption of Shares through tender offers.

(iii)	While the Company historically provided limited liquidity to its stockholders by repurchasing Shares through tender offers, the Company did not and does not now guarantee that sufficient cash will be available at any particular time to Company repurchases of Shares. The Board continually examines the Company’s cash position and needs and periodically assesses the appropriateness of future share repurchases or dividends. In order to preserve cash in light of the current market environment, the Company does not intend to resume the existing share repurchase plan in the immediate future. The Company cannot, however, provide assurance that it will be in a position to provide liquidity to stockholders through the repurchase of Shares or dividends. Additionally, the Company cannot provide assurance if or when its proposed public offering of Shares will be approved or commence, and if the offering commences, whether stockholders will have the ability to obtain liquidity for their Shares through the new share repurchase plan due to the limitations of the plan and the Board’s ability to modify or suspend the plan at any time if it deems such actions to be in the best interests of stockholders. The Board understands that in the absence of any trading market for the Shares, you may wish to compare the prospect and timing of any future Company repurchases of Shares or receiving future distributions with the immediate liquidity offered by the MPF Offer.

(iv)	The Company’s NAV per share has increased in each of the past five quarters. As of March 31, 2012, the Company’s NAV was $55.27, marking an increase of $7.58 from the lowest NAV posted by the Company, which was the Company’s NAV as of December 31, 2010. There can be no assurance that the Company’s NAV per share will not decline in the future.

The Board understands that you must make your own decision whether to tender or refrain from tendering your Shares. We strongly urge you to carefully consider all aspects of the MPF Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) other factors you determine are relevant to your decision. You should carefully review all of the MPF Offer documents sent to you by MPF, as well as the Company’s publicly available annual, quarterly and other reports and the enclosed Solicitation/ Recommendation Statement on Schedule 14D-9 that the Company filed with the SEC on May 10, 2012, and consult with your own financial, tax and other advisors in evaluating the MPF Offer before deciding whether to tender your Shares.

PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.

Should you have any questions or need further information about your options, please feel free to contact Jones Lang LaSalle Income Property Trust, Inc., 200 East Randolph Drive, Chicago, IL 60563, telephone (855) 652-0277, attention: Stockholder Services.

Sincerely,

/s/ C. Allan Swaringen
Name: C. Allan Swaringen
Title: President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

This letter may contain forward-looking statements regarding, among other things, the future value of our Shares. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments. Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, “may,” “should,” “expect,” “anticipate,” “estimate,” “would be,” “believe,” or “continue” or the negative or other variations of comparable terminology. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Factors that could cause us not to realize our plans, intentions or expectations include, but are not limited to, those discussed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the Company’s Quarterly Reports on Form 10-Q filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this letter. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this letter.